Change in Investment Policy - Corporate Income:

Effective April 20, 2011, Corporate Income's duration guidelines were expanded such that, under normal market conditions, the Fund will maintain an average portfolio duration of between zero and eight years. Corporate Income previously observed intermediate average portfolio duration ranges - normally between three and seven years.

Duration is a measure of the expected life of a debt security that is used to determine the sensitivity of the security's price to changes in interest rates. Generally, the longer a security's duration, the more sensitive it will be to changes in interest rates - i.e., the prices of debt obligations typically fall when market interest rates rise. Please see "2. Principal Risks" in the Notes to Financial Statements for additional discussion of interest rate risk.